[Monumental Life Insurance Company]

February 10, 2009

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Separate Account VA DD
Vanguard Variable Annuity Plan
Post-Effective Amendment No. 3 on Form N-4
File Nos.: 333-146328; 811-06144

Dear Mr. Ruckman:

Post-Effective Amendment No. 3 to the above-referenced Form N-4 registration statement was filed with the Securities and Exchange Commission on February 9, 2009. The accession number is 0001193125-09-022610.

Enclosed is a courtesy copy of the Vanguard Variable Annuity Plan, prospectus and SAI black-lined against the currently effective registration statement.

Please note that this filing is being used as a “template” filing and I have enclosed a copy of the Template Request for your convenience.

We trust that all of the information is in order. Please call me at (319) 355-8330 with any comments or questions.

Very truly yours,

Monumental Life Insurance Company

/s/ Darin D. Smith
Darin D. Smith
General Counsel

Enc.
cc:	Frederick R. Bellamy, Esq.